UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C. 20549

                        SCHEDULE 13 G

          Under the Securities Exchange Act of 1943
                     Amendment No. ____

          FEDERAL AGRICULTURAL MORTGAGE CORPORATION
                       Name of Issuer

                ____________COMMON__________
                Title of Class of Securities

                   _________31314830_______
                        CUSIP Number

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gofen and Glossberg, L.L.C.
          Tax I.D. No. 36-4143109

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  [a]
[  ]
                                                     [     ]
[  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
NUMBER OF      5.   SOLE VOTING POWER
SHARES                   150,172
BENEFICIALLY        6.   SHARED VOTING POWER
OWNED BY                 150,172
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING                150,172
PERSON         8.   SHARED DISPOSITIVE POWER
WITH                     150,172

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON
          150,172
10.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW  (9)EXCLUDES
CERTAIN   SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.6%

12.  TYPE OF REPORTING PERSON*
          IA


Item  1(a)       Name of Issuer:                     Federal
Agricultural Mortgage
                                        Corporation

Item  1(b)      Address:                 919 18th   St.  NW,
Ste. 200
                                           Washington,    DC
20006

Item 2(a)      Name of Person Filing:             Gofen  and
Glossberg, L.L.C.

Item 2(b)      Address:                 Gofen and Glossberg,
L.L.C.
                                        455 Cityfront Plaza,
Ste. 3000
                                        Chicago, IL  60611

Item 2(c)      Citizenship:                  Delaware

Item 2(d)      Title of Class of Securities:      Common

Item 2(e)      CUSIP Number:                 31314830

Item 3              If this statement is filed pursuant
               to Rules 13d-1(b), or 13d-2(b),
                check whether the person filing is a:    (e)
Investment                                           advisor
registered         under          203         of         the
Investment  Advisor Act of 1940

Item 4(a)      Amount Beneficially Owned:         150,172

Item 4(b)      Percent of Class:             5.6%

Item 4(c)      Number of Shares as to which
               such person has:
                   (i)         sole    power    to     vote:
150,172
               (ii)    shared power to vote:      150,172
                  (iii)      sole    power    to    dispose:
150,172
                  (iv)       shared   power   to    dispose:
150,172

Item 5         Ownership of Five Percent or Less       N/A
               of a Class:

Item   6           Ownership  of  More  than  Five   Percent
N/A
               on Behalf of Another Person:


Item   7           Identification  and   Classification   of
N/A
          the Subsidiary which Acquired the
          Security Being Reported on the
          Parent Holding Company:

Item   8           Identification  and   Classification   of
N/A
          Members of the Group:

Item    9            Notice   of   Dissolution   of   Group:
N/A

Item 10        Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

          After  reasonable inquiry and to the  best  of  my
          knowledge   and   belief,  I  certify   that   the
          information set forth in this statement is true, complete and correct.

          Date:          February 11, 1998

          Signature:_______________________________

          Name/Title:    William H. Gofen, President


















c:/ww/reich/gofen/13g 1998